United States securities and exchange commission logo





                         May 29, 2020

       Giovanni Caforio, M.D.
       Chief Executive Officer and Director
       Bristol-Myers Squibb Company
       430 East 29th Street, 14th Floor
       New York, New York 10016

                                                        Re: Bristol-Myers
Squibb Company
                                                            Registration
Statement on Form S-4
                                                            Filed May 20, 2020
                                                            File No. 333-238533

       Dear Mr. Caforio:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Abby
Adams at (202) 551-6902 with any questions.




                         Sincerely,


                         Division of Corporation Finance

                         Office of Life Sciences